SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                  Under the Securities Exchange Act of 1934
                             (Amendment No. 1) *


                         First Federal Bancorp, Inc.
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                              (Name of Issuer)


                       common stock, without par value
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                       (Title of Class of Securities)


                                 319966 10 7
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                               (CUSIP Number)


              Mr. Harry C.C. MacNealy, Chief Executive Officer
                 MacNealy Hoover Investment Management, Inc.
                     4580 Stephen Circle, NW, Suite 201
                             Canton, Ohio 44718
                               (330) 499-1010
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                              October 14, 2003
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           (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box   [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 319966 10 7                                           Page 2 of 7
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1)    Name of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

      MacNealy Hoover Investment Management, Inc.
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2)    Check The Appropriate Box If a Member of a Group (See Instructions)

                                                           (a)   [ ]
                                                           (b)   [ ]
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3)    SEC Use Only

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4)    Source of Funds (See Instructions)

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5)    Check Box if Disclosure of Legal Proceedings is            [ ]
      Required Pursuant to Items 2(d) or 2(e)

      Not Applicable
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6)    Citizenship or Place of Organization

      Ohio
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      Number of                  (7)   Sole Voting Power                0
      Shares                     ------------------------------------------
      Beneficially               (8)   Shared Voting Power        244,750
      Owned By                   ------------------------------------------
      Each Reporting             (9)   Sole Dispositive Power           0
      Person With                ------------------------------------------
                                 (10)  Shared Dispositive Power   244,700
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11)   Aggregate Amount Beneficially Owned by Each Reporting Person

      266,000 shares *
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12)   Check if the Aggregate Amount in Row (11) Excludes         [ ]
      Certain Shares (See Instructions)

      Not Applicable
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13)   Percent of Class Represented By Amount in Row (11)

      8.3%
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14)   Type of Reporting Person (See Instructions)

      IA
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*     MacNealy Hoover Investment Management, Inc. has voting power, investment power, or both over an aggregate of 266,000 shares

CUSIP No. 319966 10 7                                           Page 3 of 7
---------------------------------------------------------------------------
1)    Name of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

      Harry C.C. MacNealy
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2)    Check The Appropriate Box If a Member of a Group (See Instructions)

                                                           (a)   [ ]
                                                           (b)   [ ]
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3)    SEC Use Only

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4)    Source of Funds (See Instructions)

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5)    Check Box if Disclosure of Legal Proceedings is            [ ]
      Required Pursuant to Items 2(d) or 2(e)

      Not Applicable
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6)    Citizenship or Place of Organization

      U.S.A.
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      Number of                  (7)   Sole Voting Power                0
      Shares                     ------------------------------------------
      Beneficially               (8)   Shared Voting Power        244,750
      Owned By                   ------------------------------------------
      Each Reporting             (9)   Sole Dispositive Power           0
      Person With                ------------------------------------------
                                 (10)  Shared Dispositive Power   244,700
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11)   Aggregate Amount Beneficially Owned by Each Reporting Person

      266,000 shares *
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12)   Check if the Aggregate Amount in Row (11) Excludes         [ ]
      Certain Shares (See Instructions)

      Not Applicable
---------------------------------------------------------------------------
13)   Percent of Class Represented By Amount in Row (11)

      8.3%
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14)   Type of Reporting Person (See Instructions)

      IN
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*     MacNealy Hoover Investment Management, Inc. has voting power, investment power, or both, over an aggregate of 266,000 shares. The Reporting Person (Mr. Harry C.C. MacNealy) is Chief Executive Officer of MacNealy Hoover Investment Management, Inc.

CUSIP No. 319966 10 7                                           Page 4 of 7
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1)    Name of Reporting Persons
      I.R.S. Identification Nos. of Above Persons (entities only)

      Charles H. Hoover
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2)    Check The Appropriate Box If a Member of a Group (See Instructions)

                                                           (a)   [ ]
                                                           (b)   [ ]
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3)    SEC Use Only

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4)    Source of Funds (See Instructions)

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5)    Check Box if Disclosure of Legal Proceedings is            [ ]
      Required Pursuant to Items 2(d) or 2(e)

      Not Applicable
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6)    Citizenship or Place of Organization

      U.S.A.
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      Number of                  (7)   Sole Voting Power                0
      Shares                     ------------------------------------------
      Beneficially               (8)   Shared Voting Power        244,750
      Owned By                   ------------------------------------------
      Each Reporting             (9)   Sole Dispositive Power           0
      Person With                ------------------------------------------
                                 (10)  Shared Dispositive Power   244,700
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11)   Aggregate Amount Beneficially Owned by Each Reporting Person

      266,000 shares *
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12)   Check if the Aggregate Amount in Row (11) Excludes         [ ]
      Certain Shares (See Instructions)

      Not Applicable
---------------------------------------------------------------------------
13)   Percent of Class Represented By Amount in Row (11)

      8.3%
---------------------------------------------------------------------------
14)   Type of Reporting Person (See Instructions)

      IN
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*     MacNealy Hoover Investment Management, Inc. has voting power, investment power, or both, over an aggregate of 266,000 shares. The Reporting Person (Mr. Charles H. Hoover) is President of MacNealy Hoover Investment Management, Inc.

CUSIP No. 319966 10 7                                           Page 5 of 7

      MacNealy Hoover Investment Management, Inc., Mr. Harry C.C. MacNealy, and Mr. Charles H. Hoover - referred to hereinafter as the Filing Persons - are filing this Schedule 13D Amendment No. 1 for the purpose of reporting the disposition of shares of common stock, without par value, of First Federal Bancorp, Inc., an Ohio corporation (the "Issuer") (Nasdaq: FFBZ). This Amendment No. 1 amends the original Schedule 13D filed by the Filing Persons with the Securities and Exchange Commission on August 30, 2002. Items 4 and 5 of the original Schedule 13D are amended and supplemented in this Amendment No. 1.

Item 4.  Purpose of Transaction
         ----------------------

      All of the shares of Issuer common stock reported herein as beneficially owned by the Filing Persons have been acquired on behalf of MacNealy Hoover Investment Management, Inc. clients for investment purposes.
 Consistent with the investment objectives communicated to the Filing Persons by clients of MacNealy Hoover Investment Management, Inc., the Filing Persons' investment objective is to profit from appreciation in the market price of Issuer common stock. The Filing Persons might purchase additional shares of Issuer common stock on behalf of clients on the open market, in privately negotiated transactions, or otherwise. However, under the Home Owners' Loan Act and regulations of the Office of Thrift Supervision advance notice to or approval by the Office of Thrift Supervision might be necessary if additional acquisitions of Issuer common stock would cause the Filing Persons' aggregate beneficial ownership to exceed 10% of the Issuer's common stock issued and outstanding. The Filing Persons might also dispose of some or all the shares of Issuer common stock from time to time. Except as may be stated in this Schedule 13D, none of the Filing Persons has any plans or proposals relating to or that could result in any of the transactions or corporate changes on the Issuer's part that are referred to in paragraphs (a) through (j) inclusive of Item 4 of the Securities and Exchange Commission's Schedule 13D (Rule 240.13d-101). Each of the Filing Persons may, at any time and from time to time, review or reconsider its position and formulate plans or proposals with respect thereto, but has no present intention of doing so.

      The Filing Persons believe that the best way to achieve the investment objective of profiting from appreciation in the market price of Issuer common stock is through a business combination between the Issuer and another entity. With the heavy concentration on lending secured by real estate that is typical of thrift institutions, and despite being the only remaining locally owned community financial institution in the Zanesville, Ohio area, the market price of the Issuer's common stock does not adequately reflect the potential value of the Issuer's business franchise. The Filing Persons believe that the Issuer should take action immediately to realize that potential value, and that operating with the traditional thrift institution business model will never achieve more than modest profitability at best. The Filing Persons believe that the Issuer should engage a qualified investment banking firm to pursue an immediate sale of the Issuer by merger or another form of business combination. Sale of the Issuer to an entity outside the Zanesville area that has a more actively traded and liquid stock, a greater depth of financial, staff, and other critical resources, and a more dynamic business model that could take advantage of untapped opportunities in the Zanesville area is an ideal way for the Issuer's stockholders to realize the full potential value of their shares.

      The Filing Persons reserve the right to communicate with the Issuer's board of directors and management, communicate with the Issuer's stockholders directly or through stockholder proposals, call a special meeting of stockholders, communicate directly with potential acquirors of Issuer, or take other actions on behalf of its client stockholders. The Filing Persons do not currently have any intention to call a special meeting, to solicit proxies, to oppose management and the board of directors' director nominees or other proposed actions, or to communicate with Issuer stockholders about the Issuer, a possible sale of the Issuer, or other possible transactions involving the Issuer. However, the Filing Persons have submitted to the Issuer a proposal for inclusion in the Issuer's proxy statement for the 2004 annual meeting. The proposal urges the board of directors to (1) appoint a committee of independent, non-management directors with authority to explore strategic alternatives for maximizing shareholder value, including sale or merger of the Issuer, (2) instruct the committee to retain a leading investment banking firm to advise the committee about strategic alternatives, and (3) authorize the committee and investment banker to solicit and evaluate offers for the sale or merger of the Issuer. The Issuer has not yet informed the Filing Persons whether the shareholder proposal will be included in the proxy statement for the 2004 annual meeting.

CUSIP No. 319966 10 7                                           Page 6 of 7

      According to the Home Owners' Loan Act and regulations of the Office of Thrift Supervision, advance notice to or approval by the Office of Thrift Supervision might be necessary for the Filing Persons to take actions resulting in the Filing Persons having control or a controlling influence over the Issuer, its savings association subsidiary, or the management or policies of the Issuer or savings association. The Filing Persons currently do not intend to take any actions having that result, and they therefore do not currently intend to provide notice to or seek approval of the Office of Thrift Supervision for that purpose.

Item 5.  Interest in Securities of the Issuer
         ------------------------------------

      (a) and (b) Number and Percentage of Shares. Although the Filing Persons may be deemed under Securities and Exchange Commission rules to be beneficial owners of the shares reported herein as beneficially owned by them, the Filing Persons disclaim beneficial ownership of all of those shares, except that Mr. MacNealy does not disclaim beneficial ownership of the 3,800 shares held by him for his own account or as custodian for the accounts of his children, and Mr. Hoover does not disclaim beneficial ownership of the 2,500 shares held by him for his own account or as custodian for the accounts of his children. The Filing Persons do not have sole voting power over any of the shares, nor do they have sole power to dispose of any of the shares. In every case, voting power and the power to dispose of shares are shared with clients whose accounts are managed by MacNealy Hoover Investment Management, Inc. MacNealy Hoover Investment Management, Inc. merely acts as investment advisor. Its clients retain all rights of ownership in assets maintained in managed accounts. Ownership of the Issuer common stock reported herein is distributed among more than 60 client relationships, every one of which accounts for significantly less than 5.0% of the Issuer's common stock issued and outstanding.

      The Filing Persons have both voting power and the power to dispose of certain of the shares reported herein. They have voting power over 244,750 shares and the power to dispose of 244,700 shares. The shares reported herein exclude 1,000 shares of Issuer common stock held in client accounts as to which MacNealy Hoover Investment Management, Inc. has neither voting power nor investment power.

      The aggregate of 266,000 shares reported herein as beneficially owned by the Filing Persons represents 8.3% of the Issuer's issued and outstanding common stock. This percentage figure is based on the Issuer First Federal Bancorp, Inc.'s Form 10-QSB Quarterly Report for the quarter ended June 30, 2003, which states that 3,218,695 shares of common stock were issued and outstanding as of July 31, 2003.

      (c) Transactions in the past 60 Days. The Filing Persons have disposed of 13,200 shares in the past 60 days, as follows -

      date                         shares          price
      --------------------------------------------------
      August 20, 2003               3,000          $7.79

      August 21, 2003               3,600          $7.78

      August 22, 2003                 500          $7.68

      September 3, 2003               300          $7.89

      September 5, 2003             1,200          $7.98

      September 15, 2003              600          $8.05

      September 25, 2003            3,000          $8.16

      October 14, 2003              1,000          $8.12
      --------------------------------------------------
            Total                  13,200

CUSIP No. 319966 10 7                                           Page 7 of 7

      (d) Dividends and Proceeds of Sale. Clients of MacNealy Hoover Investment Management, Inc. own of record or in street name the shares of Issuer common stock reported herein, and as such the clients alone have the right to dividends paid on and proceeds of sale of the Issuer common stock.
 No one of the clients of MacNealy Hoover Investment Management, Inc. owns of record or in street name more than 5% of the Issuer's common stock.

      (e) Date on Which the Reporting Persons Ceased to Be Beneficial Owners of More than 5%. Not applicable.

                                 SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 21, 2003      MacNealy Hoover Investment Management, Inc.

                             By:    /s/ Harry C.C. MacNealy
                                    ---------------------------------------
                                    Harry C.C. MacNealy
                             Its:   Chief Executive Officer


                             Harry C.C. MacNealy

                             /s/ Harry C.C. MacNealy
                             ----------------------------------------------
                             In his individual capacity and as Chief
                             Executive Officer of MacNealy Hoover Investment Management, Inc.


                             Charles H. Hoover

                             /s/ Charles H. Hoover
                             ----------------------------------------------
                             In his individual capacity and as President of MacNealy Hoover Investment Management, Inc.